Filed by Bema Gold Corporation
pursuant to Rule 425 under the Securities Act of 1933
Subject Company:   Arizona Star Resource Corp.

Bema Gold Plans Bid to Increase Ownership of Arizona Star

Vancouver, December 20, 2004 — Bema Gold Corporation (TSX / AMEX: BGO, AIM: BAU) announces that it intends to make an offer to all Arizona Star Resource Corp. (“Arizona Star”) shareholders to exchange each Arizona Star share for 1.85 shares of Bema. The offer values Arizona Star at CDN$7.01 per common share based on today’s closing price and represents a premium of 33% based on the 20 day moving average share prices for both companies. Bema currently owns 5% of the common shares of Arizona Star. Bema owns 24% and Arizona Star owns 25% of the Cerro Casale project located in Chile. Placer Dome Inc. (“Placer Dome”) is the operator and owns the remaining 51% of the project. All dollar figures are in US dollars unless otherwise indicated.

Bema’s President and CEO, Clive Johnson comments, “We regard this as an opportunity to increase Bema’s interest in the world class Cerro Casale deposit which we believe is on the verge of moving into the development stage. We are offering the Arizona Star shareholders, through the issuance of Bema shares, continued exposure to Cerro Casale, superior market liquidity and participation in Bema’s dramatic growth profile as the Refugio, Kupol and Cerro Casale projects are advanced to production.” The takeover bid will not be subject to a minimum tender condition. Bema intends to mail a takeover bid circular to Arizona Star shareholders in January, 2005 with an expiry date of 35 days thereafter.

Accepting Bema’s offer will provide the following benefits to the shareholders of Arizona Star:

•	A substantial premium to the current share price of Arizona Star
•	Continued exposure to the advancement of Cerro Casale
•	Superior share liquidity
•	One of the best production growth profiles in the gold mining sector
•	Proven management with a long history of dealing with Placer Dome and the Cerro Casale project
•	Common goal of working with Placer Dome to advance Cerro Casale to production
•	Proven ability to raise the capital required to participate pro rata in the development of Cerro Casale

The shareholders of Bema will benefit from increased ownership in Arizona Star as follows:

•	Increased ownership of one of the world's largest undeveloped gold/copper assets located in Chile
•	A larger gold reserve base; each 10% increase in the ownership of Arizona Star is equal to approximately 600,000 ounces*
•	An increase in projected gold production of long term, low cost ounces

Bema expects to achieve several major milestones over the next 12 months including:

•	The recommencement of production at the Refugio Mine
•	The scheduled completion of a new resource calculation, feasibility study and production financing for the Kupol project
•	Further exploration drilling at Kupol
•	A decision from Placer Dome to either finance or return their interest in the Cerro Casale project

* Cerro Casale resources will convert to reserves if Placer Dome makes a production decision.

Cerro Casale is one of the world’s largest undeveloped gold and copper projects. A feasibility study completed by Placer Dome Technical Services Limited in January 2000, and updated in March, 2004, outlined estimated measured and indicated mineral resources of approximately 25.4 million ounces of gold and 6.4 billion pounds of copper. Based on the updated feasibility study’s capital and operating cost estimates as of March 2004 and the Chilean tax regime of that date, and assuming a gold price of $400 per ounce and a copper price of $1.10 per pound, the project is projected to produce approximately 975,000 ounces of gold annually at cash operating costs of $71 per ounce (net of copper credits) and total costs of $186 per ounce (net of copper credits) for 18 years. The total projected capital cost from the updated study is estimate at $1.65 billion. Placer Dome is required to arrange up to $1.3 billion in project financing in order to retain their 51%. The partners are expected to participate pro rata on anything above $1.3 billion. It estimated that Arizona Star’s share would be approximately $100 million.

Placer Dome has issued a certificate (Certificate B) under the shareholders’ agreement indicating it has commenced or is continuing to use reasonable commercial efforts to arrange financing for the Cerro Casale project on commercially reasonable and customary terms in accordance with the financing requirements of the shareholders’ agreement. Subject to the terms of the shareholders’ agreement, Placer Dome has approximately 12 months to arrange such financing. Placer Dome is also advancing discussions on key commercial contracts and long-term marketing off-take arrangements. If Placer Dome elects not to proceed with the project and it is still deemed financable under the terms of the shareholders agreement, it will relinquish their interest in Cerro Casale.

Bema’s offer will only be made by way of a formal offer and take over bid circular and remains subject to the terms and conditions thereof.

On Behalf of BEMA GOLD CORPORATION

“Clive T. Johnson”Chairman,
C.E.O., & President

For more information on Bema Gold please contact Investor Relations at (604) 681-8371 or toll-free 1-800-316-8855 or alternatively contact our web-site at www.bema.com.

To speak to a Company representative please contact:

Ian MacLean Manager, Investor Relations 604-681-8371, investor@bemagold.com	Derek Iwanaka Investor Relations 604-681-8371, investor@bemagold.com

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release. Bema Gold Corporation trades on the Toronto Stock Exchange (TSX) and the American Stock Exchange (AMEX). Symbol: BGO. Bema Gold also trades on the London Stock Exchange’s Alternative Investment Market (AIM). Symbol” BAU.

Some of the statements contained in this release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding: the Company’s projections regarding annual gold production in future periods. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties such as: risks relating to estimates of reserves, mineral deposits and production costs; mining and development risks; the risk of commodity price fluctuations; political and regulatory risks; and other risks and uncertainties detailed in the Company’s Form 40-F Annual Report for the year ended December 31, 2003, which has been filed with the Securities and Exchange Commission, and the Company’s Renewal Annual Information Form for the year ended December 31, 2003, which is an exhibit to the Company’s Form 40-F and is available at the Canadian Depository for Securities Web site. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.